ALLSTATE LIFE INSURANCE COMPANY
LAW AND REGULATION DEPARTMENT
3100 Sanders Road, J5B
Northbrook, IL 60062

Allen Reed
Direct Dial 847 402-5745
Attorney

Allen R. Reed
Senior Attorney
Law & Regulation

February 29, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:           Allstate Life Insurance Company ("Registrant")
           Post-Effective Amendment No. 1 to Form S-3 Registration Statement
           (File Nos. 333-178570; CIK No. 0000352736)

Commissioners:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the Post-Effective Amendment No. 1 to the above-referenced registration statement ("Registration Statement") under the Securities Act of 1933 ("Securities Act").

To facilitate the Commission Staff ("Staff") consideration of the Registration Statement, we set forth the information below.

Registrant is filing the Registration Statement for the purpose of responding to Staff comments provided via telephone to the Registrant on February 9, 2012 and on February 27, 2012.

Set forth below is a recital of each comment, followed immediately by the Registrant's response.  All page numbers cited reference the supplied blacklined Registration Statement.

1.	Confirm for Staff whether indexed annuity options are being registered in addition to MVA units.

RESPONSE: No indexed annuity options are being registered in addition to MVA units.

2.	Add the proposed effective date.

RESPONSE: A proposed effective date has been added accordingly.

3.	Add accelerated effective date and include an acceleration letter.

RESPONSE: An acceleration request letter with an acceleration request date is included in the filing.

4.	Transfer Barclays Capital disclosures from page 2 to a more appropriate section of the Registration Statement.

RESPONSE: The Barclays Capital disclosures now appear in the revised Registration Statement at page 18

5.
Revise definitions to also appear in the text when the definition is first used.  In a second discussion with Staff, via phone, Staff will consider alternate approaches addressing definitions and plain English readability.

RESPONSE: Registrant has substantially revised and simplified the snapshot definitions in the section entitled “Contract at a Glance” at pages 6 though 9.  Throughout the Registration Statement, Registrant has added clarity to the application of terms within their context.  In the section, at page 5, entitled “Important Terms” (glossary) Registrant has added “Adjustment for the change in the Fair Value Index” at page 5.  At page 11, Registrant has also revised the section entitled “How the Contract Works” for readability and has significantly clarified the text appearing in the graphic timeline below “Access Account Period.”  Due to the nature of the graphic, in the copy provided by Registrant, a blacklined comparison with the prior text does not appear in said graphic.  Further, Registrant has revised “What is Allstate Rightfit”, at page 6, to more plainly outline the successive stages of the contract, the customer’s options at each stage, and how losses and gains can accrue.

6.	Under “What is Allstate RightFit” and “Contracts at a Glance – Contract Type” – elaborate on the type of security being registered.

              RESPONSE: Disclosure has been revised accordingly at pages 6 – 9.  At page 11,
              Registrant has also revised the section entitled “How the Contract Works” for readability and elaboration on the type of security being registered.

7.	Change title of “Determining Whether This Contract is Right for You” to “Risk Factors.” Also, add Risk Factors to Table of Contents.

RESPONSE: Disclosure has been revised accordingly at pages 3 and page 10.

8.	Provide more specificity to categories of Investment Options.

RESPONSE: Disclosure has been revised under “What is Allstate RightFit” at page 6.  Also, under “Contracts at a Glance” disclosure has been revised accordingly at page 7.  Further, under “Accumulation Phase”, the section entitled “Investment Options” disclosure has been revised accordingly at page 19.

9.	Provide disclosure indicating that the Access Account does not allow for allocation to the Investment Options.

RESPONSE: Disclosure has been revised under the “The Contract at a Glance” section and provides a simplified definition of the Access Account and for performance during the Access Account Period, at page 8.  Further, under “How the Contract Works” disclosure has been revised accordingly and the Access Account Timeline Graphic includes a disclosure of the Access Account Period, both at page 11. Disclosure has also been revised under the “Investment Options” section, at page 19, and provides “The Investment Options are available only during the Investment Option Period.”

10.
Clarify what does (or does not) apply to the Access Account – e.g. withdrawal charges? Fair Value Index adjustment?  Preferred Withdrawal Amount?  These clarifications may be needed in more than one area of the Registration Statement.

RESPONSE: Disclosure has been revised and provides under “What is Allstate RightFit” at page 6 and at “The Contract at a Glance” at page 8. Further, under “How the Contract Works” disclosure has been revised accordingly and the Access Account Timeline Graphic includes a disclosure of the absence of Withdrawal Changes or Fair Value Index changes, at page 11.   Disclosure has also been revised accordingly under the Access Account Period, at page 19

11.	Describe the circumstances under which principal under RightFit can be invaded.

RESPONSE: Disclosure has been revised under “What is Allstate RightFit” at page 6.  Disclosure has also been revised under the “Risk Factors” section at page 10.   Further, disclosure has been revised under “Investment Options” at page 19.

12.	Under “How the Contract Works” timeline clarify that when funds are in the Access Account, the customer may not pick an investment account strategy.

RESPONSE: Disclosure has been revised accordingly at page 11.

13.	In connection with Credit Enhancement explain the circumstances under which a credit enhancement will be offered. Further, the second bullet is confusing and unclear under Credit Enhancement.

RESPONSE: Disclosure has been revised at page 15.  The second bullet has been rewritten accordingly.

14.	Under the Allocation of Purchase Payment” section, provide the method of reallocation of Investment Options after contract issuance.

RESPONSE: Disclosure has been revised accordingly under “The Contract at a Glance” section at page 7 and under “Investment Options” section at page 19.  Registrant did not address the reallocation under the “Allocation of Purchase Payment” section because the method is addressed in the “Transfers” section at page 21.  The revised “Investment Option Period” section cross-references the “Transfer” section on page 21.

15.
 Rewrite the “Interim Value” section to clarify how the interim value is calculated and clarify the relationship between the 87 ½% and the Interim Value.  Further clarify that the Interim Value is only used for withdrawals during the Investment Option Period.

RESPONSE: Disclosure has been revised accordingly to the “Interim Value” section on page 16.  The reference to “87 ½” has been deleted as Registrant has determined that the sentence related to state standard nonforfeiture provisions.

16.	Under the “Investment Option Period” section, describe how the customer may select more than one Investment Option and explain in the difference between reallocation strategies versus reallocation periods and how the customer makes such changes.

RESPONSE: Disclosure has been revised accordingly under “The Contract at a Glance” section at page 7.   Disclosure has also been revised at page 18 stating that the customer may not change the Investment Option Period after the Issue Date.  Further, the “Investment Option Period” section has been revised to include reallocation discussion at page 19.   The “Transfer” section on page 21 explains the reallocation process.

17.	Include an explanation that each Investment Option utilizes the same Index, but a different formula.

RESPONSE: Disclosure has been revised accordingly and appears under the “Investment Option Maturity Value” and “Investment Option Interim Value” sections on page 16.  The Maturity Value and Interim Value calculations apply the same Index and formula but with different Ceilings and Floors.

18.
Staff requests a re-write of the Bailout provisions and specifically requests clarification of the sentence stating: “If your Contract does not have a Bailout Provision, the Bailout Rates shown on your Annuity Data Page will be 0.00%.”

RESPONSE: Disclosure has been revised under “The Contract at a Glance” at page 8.  Further, the section entitled “Bailout Provision” has been revised at page 22.  The sentence containing the 0% has been removed.  If the Contract does not offer a bailout the Annuity Data Page will not show any bailout rates and will not contain the term “Bailout.”

19.
Under the “Preferred Withdrawal Amount” section add language indicating that withdrawals in excess of the Preferred Withdrawal Amount are subject to the FVA.  Further, under “Access Account Period” provide that the FVA does not apply to withdrawals from the Access Account.

RESPONSE: Disclosure has been revised and provided under “The Contract at a Glance” section at page 7 under the “Investment Option Period” subsection.  Also, disclosure has been revised under the “How the Contract Works” section on page 11.   Further, the section entitled “Access Account Period” has been revised at page 19.  In addition, disclosure has been revised under the “Withdrawal Amounts in Excess of the Preferred Withdrawal Amount” section and the “Withdrawals During the Access Account Period” section at page 23.

20.	Under the Systematic Withdrawal Program, specify when such program is available. Also specify whether the FVA or withdrawal charges apply to these systematic withdrawals.

RESPONSE:  Disclosure has been revised accordingly at page 23.

21.	Provide an explanation regarding the rate of appreciation that is earned on money allocated to the Access Account.

RESPONSE:  Disclosure has been revised under the “How the Contract Works” section at page 11.  Further, disclosure has been revised accordingly under the” Access Account Period” section at page 19.

22.
Under the Confinement Waiver, the Terminal Illness Waiver, and the Activities of Daily Living Waiver, provide what is needed to be supplied by the customer in connection with “Due Proof.”  Further, Staff suggested language indicating that the Contract will specify customer eligibility for such waivers.

RESPONSE:  Disclosure has been revised accordingly at pages 25 and 26.

23.	Under “Income Plans” clarify that it is possible to have a Life Only Income Plan if a guarantee payment period of “0” is selected.

RESPONSE:  Disclosure has been revised accordingly at page 27.

In addition to the changes noted above, the Registrant has made certain other non-material changes to this Post-effective Amendment.

Registrant has requested acceleration of the effectiveness of this Amendment under separate cover. Registrant and its principal underwriter have authorized their counsel to state on their behalf that they are aware of their obligations under the Securities Act.

A Tandy Representation letter has been provided under separate cover.

 We appreciate your review. If you have any questions, please do not hesitate to call me at 847/402-7085. Thank you for your assistance and consideration.

Sincerely,

Allen R. Reed
Senior Attorney

Enclosures